Exhibit 99.1



First Quarter 2010 Webcast

April 27, 2010

Safe Harbor Statement

This presentation, made on April 27, 2010, includes forward-looking statements based on current expectations and Alcon does not undertake the obligation to update the forward-looking information or statements. These expectations could differ materially from actual results and are subject to a number of uncertainties and risks as detailed in the company's form 20-F filed with the SEC on March 16, 2010.

In addition, this presentation may include several financial measures, to assist in better understanding our business, that are not prepared in accordance with generally accepted accounting principles (GAAP). These non-GAAP financial measures will be reconciled at the end of this presentation or in associated public information filed with the SEC.

Reports noted above are available on our website at www.alcon.com in the "Investors and Media" section. For further information contact the Alcon Investor Relations Department at (817) 551-8805.

Business Overview

Kevin Buehler
President and Chief Executive Officer

Alcon®

Performance Results

- ## Strong top-line sales growth
  - Q1 2010 organic growth of 9.6% (+15.3% reported)

- ## Leveraging P&L to drive earnings growth
  - Q1 2010 adjusted EPS growth of 23.2% to $1.91 (+25.2% reported to $1.89)

- ## Commercial execution driving operational results
  - Reinforcing and building leading market share positions across all three product areas

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

Adjusted diluted EPS measures the results of the company's operations without certain items that pertain only to the period presented. Management believes this measure is an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Alcon®

Multiple Sources of Product Growth

Q1 Global Sales by Product Line


$1,000
$800
$600
$400
$200
$0
(dollars in millions)
+16.3% Reported
+11.7% Organic Growth
+14.7% Reported
+8.3% Organic Growth
+13.9% Reported
+7.7% Organic Growth
$626
$728
$673
$772
$194
$221
Pharmaceuticals
Surgical
Consumer
Q1 2009
Q1 2010

Growth rates as compared to same period in prior year.

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

Alcon®

Balanced Global Growth

Q1 2010 Sales by Geography



$326
Reported: +24.0%
Organic Growth: +12.2%

Emerging Markets
18.9%

$726
Reported: +10.3%
Organic Growth: +10.0%

U.S.
42.2%

Developed International
38.9%

$669
Reported: +17.0%
Organic Growth: +8.0%

(dollars in millions)

Growth rates as compared to same period in prior year.

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

Alcon®

Gaining Market Share in Key Categories

RX Growth	Global February YTD		U.S. February YTD	
	Brand	Market	Brand	Market
TRAVATAN® Family	11.1%	5.3%	10.8%	1.2%
Azopt® + AZARGA®	15.2%	4.6%	7.2%	7.9%
Vigamox® *	7.2%	2.8%	-2.0%	-4.0%
NEVANAC®	55.3%	30.4%	11.8%	-2.0%
Patanol® + Pataday™	-20.3%	-25.3%	-5.7%	-6.7%
CIPRODEX® *	2.6%	3.7%	-1.7%	-4.0%

Source: Global-IMS**   U.S.-WK Health

* Moxifloxacin, the active ingredient in **Vigamox**®, is licensed to Alcon by Bayer Schering Pharma. **CIPRODEX**® is a registered trademark of Bayer AG and licensed to Alcon by Bayer Schering Pharma.

** Top 30 countries

Alcon®

Commercial Execution Driving Market Performance

U.S. Total IOL Market Share



Source: Market Scope

U.S. PC-IOL Market Share



Source: Market Scope

Key R&D Pipeline Activities

Early-Stage

CATARACT

AcrySof® new design

GLAUCOMA

Glaucoma NMEs

Glaucoma combination

RETINA

ESBATech antibodies (AMD)

Tandospirone (GA)

RTKi (wet AMD)

VEGF (wet AMD, DME)

ANTI-INFECTIVE / ANTI-INFL.

ESBATech (anti-inflammatory)

AstraZeneca (anti-infective)

NVC-422 (anti-infective)

CONSUMER

ICAPS® AREDS2

Late-Stage

CATARACT

AcrySof® ReSTOR® Toric

AcrySof® IQ Toric diopter expansions

REFRACTIVE

FS-200 femtosecond laser

GLAUCOMA

TRAVATAN® APS

DuoTrav® APS

ANTI-INFECTIVE / ANTI-INFL.

Moxifloxacin, new formulation

Nepahanac new formulation

OTIC

MoxiDex Otic

CONSUMER

OPTI-FREE® silicone hydrogel

Systane® ORB

ICAPS® R2 (ex-U.S.)

Global Registration

CATARACT

AcrySof® ReSTOR® +3.0 (Japan)

DisCoVisc® (Japan)

REFRACTIVE

AcrySof® Cachet™ (U.S.)

ALLEGRETTO™ EX-500 (global)

RETINA

PUREPOINT® (Japan)

TRIESENCE® (EU)

ANTI-INFECTIVE

NEVANAC® (Japan)

Pending Launch

DuoTrav® (Japan)   TobraDex ST®   Durezol™

Alcon®

Positioned for Balanced and Sustainable Growth

- Strategically focused on important medical specialty
  - Eye care as a faster-growing health care specialty sector

- Long-term growth opportunity
  - Attractive market fundamentals, aging global demographics
  - Significant unmet medical needs
  - Emerging markets

- Alcon - leader in eye care
  - Breadth/depth of portfolio
  - Ability to leverage global operations

Alcon®

Financial Review

Rick Croarkin
Senior Vice President, Finance and Chief Financial Officer

Sales



Sales
(dollars in millions)

+15.3% Reported

+9.6% Organic Growth

$1,493	$1,721
Q1 2009	Q1 2010

Growth rates as compared to same period in prior year

Organic sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic sales growth is provided at the end of this presentation.

Operating Income



Reported
(dollars in millions)

+27.0%

$653
$514

Q1 2009   Q1 2010

% of Sales   34.4%   37.9%

Adjusted
(dollars in millions)

+19.0%

$633*
$532*

Q1 2009   Q1 2010

% of Sales   35.6%   36.8%

Growth rates as compared to same period in prior year

* Adjusted operating income measures the results of the company's operations without certain items that pertain only to the period presented. Management believes this measure is an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Alcon®

Net Earnings and Diluted EPS

Net Earnings
(dollars in millions)



+26.8% Reported

	Q1 2009	Q1 2010
	$465 *	$581 *
	$452	$573

Diluted EPS



+25.2% Reported

	Q1 2009	Q1 2010
	$1.55 *	$1.91 *
	$1.51	$1.89

Reported % of Sales   30.3%   33.3%

Growth rates as compared to same period in prior year

* Adjusted diluted EPS and net earnings measure the results of the company's operations without certain items that pertain only to the period presented. Management believes these measures are an important measure of the company's operations because they provide investors with a clearer picture of the core operations of the company. These measure are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Alcon®

2010 Full Year Financial Guidance

- Organic growth in the mid-to-high single digits

- Diluted earnings per share:

  Adjusted EPS guidance $7.30 - $7.55

- *Includes on-going U.S. health care reform costs*
  - *$20 million full-year sales impact*
  - *$0.06 full-year diluted EPS impact*

- *Project and deal timing will raise R&D spending for balance of year*

- *Excludes:*
  - *$21 million after-tax benefit related to a change in estimate for accrued royalties*
  - *$25 million tax charge due to loss of U.S. deductibility of retiree medical benefits*
  - *Costs related to potential change-of-control to and/or merger with Novartis*

- *Assumes retroactive renewal of R&E tax credit in Q410*

Alcon®



First Quarter 2010 Webcast

April 27, 2010

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(in millions)

	Three Months Ended March 31,		Change	Foreign Currency Change	Acquisition Change	Organic Change
	2010	2009				
Sales by Product Line:						
Pharmaceutical	$ 728	$ 626	16.3%	4.6%	--%	11.7%
Surgical	772	673	14.7	5.9	0.5	8.3
Consumer Eye Care	221	194	13.9	6.2	--	7.7
Total Global Sales	$ 1,721	$ 1,493	15.3	5.5	0.2	9.6

	Three Months Ended March 31,		Change	Foreign Currency Change	Acquisition Change	Organic Change
	2010	2009				
Sales by Geography:						
United States	$ 726	$ 658	10.3%	--%	0.3%	10.0%
Developed international	669	572	17.0	8.8	0.2	8.0
Emerging markets	326	263	24.0	11.8	--	12.2
Total Global Sales	$ 1,721	$ 1,493	15.3	5.5	0.2	9.6

Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Alcon®

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures

Sales	Reported Change		Foreign Currency Change		Acquisition Change		Organic Change	
Glaucoma pharmaceuticals	30.0	%	6.0	%	--	%	24.0	%
Infection/inflammation	13.9		4.0		--		9.9	
Vigamox®	19.4		1.4		--		18.0	
Intraocular lenses	17.3		6.4		--		10.9	
Advanced technology intraocular lenses	49.8		6.8		--		43.0	
BRIC nations	41.3		18.9		--		22.4	
India	71.2		14.0		--		57.2	

Note: Organic change presents sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Alcon®

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(in millions)

Operating Income

	Q1 2010	Q1 2009	Growth %
As Reported	$ 653	$ 514	27.0%
2010 Change in Royalty Estimate	(24)	--	--
2010 Change-in-Control Expenses	4	--	--
2009 Reduction in Force	--	18	--
As Adjusted	$ 633	$ 532	19.0

Net Earnings

	Q1 2010	Q1 2009	Growth %
As Reported	$ 573	$ 452	26.8%
2010 Change in Royalty Estimate	(21)	--	--
2010 Change-in-Control Expenses	4	--	--
2010 U.S. Health Care Reform *	25	--	--
2009 Reduction in Force	--	13	--
As Adjusted	$ 581	$ 465	24.9

Note: Adjusted operating income and net earnings measure the results of the company's operations without certain items that did not pertain to the comparable period. Management believes these measures are an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. These measures are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

* Related to a change in the tax treatment of retiree medical benefits in the United States.

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures

	Diluted EPS		
	Q1 2010	**Q1 2009**	**Growth %**
As Reported	$ 1.89	$ 1.51	25.2%
2010 Change in Royalty Estimate	(0.07)	--	--
2010 Change-in-Control Expenses	0.01	--	--
2010 U.S. Health Care Reform *	0.08	--	--
2009 Reduction in Force	--	0.04	--
As Adjusted	**$ 1.91**	**$ 1.55**	**23.2**

Note: Adjusted diluted EPS measures the results of the company's operations without certain items that did not pertain to the comparable period. Management believes this measure is an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

* Related to a change in the tax treatment of retiree medical benefits in the United States.

Alcon®